As filed with the Securities and Exchange Commission on August 11, 2005

Registration No. 34-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ______________________ or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ___________________

CONTAX PARTICIPAÇÕES S.A.
(Exact Name of Registrant as Specified in Charter)

Contax Holding Company	The Federative Republic of Brazil
Translation of Registrant’s Name into English	(Jurisdiction of Incorporation or Organization
Praia de Botafogo, 300, 11th floor
Rio de Janeiro - RJ - Brazil

Securities registered to or be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred Shares, without par value (“preferred shares”)	Bovespa
Common Shares, without par value (“common shares”)	Bovespa

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital, common or preferred stock as of the close of the period covered by the annual report:

Not Applicable

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

_____________________________________________________________________________________________

     This Form 20-F/A is being filed to replace certain exhibit material which had a legend inadvertenly ommitted from it by the edgarization process of the original exhibits filed earlier today.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements
See pages F-1 through F-39.
Item 19. Exhibits
No.       Description
1.1        By-laws of Contax Holding as of November 30, 2004.
2.1        Form of Deposit Agreement among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.
4.1       Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A, TNL PCS S.A. and TNL Contax S.A.*
4.2       Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda.*
4.3       Amendment to Services Agreement, dated May 28, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda.*
4.4       Amendment to the Contact Center Service Agreement, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A.
4.5       Amendment to Temporary Service Agreement and Other Matters, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A.
8.1       List of Subsidiaries.
11.1     Code of Ethics of Contax Holding.

* Confidential treatment requested to the Securities and Exchange Commission for portions of this exhibit.

SIGNATURES
Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.

By:	/s/ FRANCIS JAMES L. MEANEY

Name: Francis James L. Meaney Title: Chief Executive Officer
Dated: August 11, 2005